SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                     )*

Marketing Worldwide Corporation
(Name of Issuer)
Common Stock, par value $.001
(Title of Class of Securities)
57061T102
(CUSIP Number)
September 23, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	57061T102

1	Names of Reporting Persons. Bonnie Ann Hollister I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or place of Organization

	United States of America

	5	Sole Voting Power

Number of		2,032,400

Shares	6	Shared Voting Power
Beneficially
owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		2,032,400

with:	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,032,400

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented by Amount in Row (9)

	16.6%

12	Type of Reporting Person (See Instructions)

	IN

Page 2 of 5 pages

Item 1.
(a)	Name of Issuer

The name of the issuer is Marketing Worldwide Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 2212 Grand Commerce Drive, Howell, Michigan 48855.
Item 2.
(a)	Name of Person Filing

Bonnie Ann Hollister

(b)	Address of Principal Business Office or, if none, Residence

366 Harvard Drive, Howell, Michigan 48843

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $.001

(e)	CUSIP Number

57061T102
Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b) (1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1 (b) (1) (ii) (J);
Not applicable.
Item 4. Ownership.
See Items 5-9 and Item 11 on the cover page. Percentage ownership is based upon 12,253,080 shares of Common Stock, par value $.001, outstanding as of August 14, 2007 as reported in the Issuer’s quarterly report on Form 10-QSB for the quarterly period ended June 30, 2007.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2008
/s/ Bonnie Ann Hollister

Page 5 of 5 pages